April 24, 2006

Nili Shah, Branch Chief

Jenn Do, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Amerityre Corporation (the “Company”)

SEC File No. 000-50053

Form 10-QSB for the quarter ended December 31, 2005

Response to Comment Letter dated April 12, 2006

Ladies and Gentlemen:

To assist the Staff of the Commission in completing its review of the above referenced filings, the comments from your comment letter dated April 12, 2006, are quoted below and are followed in each case by the Company’s response thereto. In addition, if necessary, we may have attached to this response certain supplemental information either requested by the Commission’s comments and/or in addition to the Company’s responses. Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.

Form 10-Q for the period ended December 31, 2005

Financial Statements

Note 2 - Stock Options

1. COMMENT:  We note your response to comments 8 and 9 in our letter dated March 16, 2006 and have the following comments:

•

It appears that you intend to apply the modified prospective application transition method pursuant to paragraphs 74 and 75 of SFAS 123(R). Please confirm our understanding.

RESPONSE: The Company hereby confirms that it will apply the modified prospective application transition method pursuant to paragraphs 74 and 75 of SFAS 123(R).

•

Based on your response, it appears that you will restate your interim financial statements to only reflect the fair value of the 625,000 options granted in the first quarter of fiscal 2006. However it is unclear whether you have also recognized the compensation cost associated with those awards for which the requisite service has not been rendered and are outstanding on or after July 1, 2006. Please clarify whether there were unvested options as of July 1, 2006. If so, please reflect the expense associated with those unvested options in your restated financial statements.

RESPONSE:  The Company has clarified with the staff that the foregoing comment relates to unvested options as of July 1, 2005, not July 1, 2006. Based on the clarification, the Company, hereby confirms, and will expressly state in the restated financial statements, that it had no unvested options outstanding as of July 1, 2005.

•

We remind you to include the disclosures in paragraph 64, 84, A240 and A241 of SFAS 123(R), as well as those discussed in SAB 107, in your amended filings.

RESPONSE:  The Company has included disclosures as applicable to address paragraphs 64, 84, A240 and A241 of SFAS 123(R), as well as those discussed in SAB 107, in its amended filings.

•

Please tell us when you intend to disclosure the information listed under Item 4.02(a) of Form 8-K.

RESPONSE:  The Company has filed a Current Report on Form 8-K to disclose the information listed under Item 4.02(a) of Form 8-K on April 21, 2006.

•

Please tell us when you will file your restated Forms 10-Q. We remind you that when you file your restated Forms 10-Q, you should appropriately address the follow:

o

Full compliance with SFAS 154, paragraphs 25 and 26,

o

Fully update all affected portions of the document, including MD&A,

o

Updated Item 4 disclosures should include the following:

▪

A discussion of the restatement and the facts and circumstances surrounding it,

▪

How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

▪

Changes in internal controls over financial reporting, and

▪

Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.

o

Updated Certifications.

RESPONSE:  The Company has filed restated Forms 10-Q for the quarters ended September 30. 2005 and December 31, 2005 on April 21, 2006.  The amended Forms 10-Q appropriately address full compliance with SFAS 154, and the Company has updated all affected portions of the documents, including the MD&A.  The Company has also updated Item 4 disclosures to include a discussion of the restatement, including the facts and circumstances surrounding it, the impact of the restatement on the CEO’s and CFO’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures, and changes in internal disclosure controls and procedures to prevent future misstatements of a similar nature.  The amended Forms 10-Q also include updated certifications.

If you have any questions regarding our responses or need any additional information, please telephone the undersigned at 801-870-5134 or 702-592-4423, or our outside counsel, John C. Thompson, at 801-363-4854.  Thank you for your assistance.

AMERITYRE CORPORATION

/s/Elliott N. Taylor

Elliott N. Taylor

Executive Vice-president and General Counsel

Cc:

John C. Thompson, Attorney at Law

Richard Friedman, Esq., Sichenzia Ross Friedman Ference, LLC.

Eric Pinero, Esq., Sichenzia Ross Friedman Ference, LLC.

Jeff Jones, HJ & Associates, LLC.